

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

David Lazar
Chief Executive Officer
Momentous Holdings Corporation
300 Mamaroneck Ave.
Apt. 201
White Plains, NY 10605

       Re: Momentous Holdings Corporation
             Form 10-K for the Fiscal Year ended May 31, 2023
             File No. 333-207163

Dear David Lazar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology